TEXAS GENCO INC.

1301 MCKINNEY

SUITE 2300

HOUSTON, TX  77010

VIA FACSIMILE AND EDGAR

February 3, 2006

John Fieldsend, Esq.

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:            Texas Genco Inc.

Registration Statement on Form S-1
(File No. 333-125524)

Dear Mr. Fieldsend:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Texas Genco Inc. hereby applies for the withdrawal of the above-referenced Registration Statement, which was originally filed with the Securities and Exchange Commission on June 9, 2005 and amended on July 28, 2005 and September 1, 2005.  The Registration Statement was filed in connection with the proposed offering by Texas Genco of its Class A common stock.  On February 2, 2006, Texas Genco LLC was acquired by NRG Energy, Inc.  Texas Genco has not sold any securities in connection with the proposed offering.

Please do not hesitate to call the undersigned at 713-795-6002 or Joshua Ford Bonnie of Simpson Thacher & Bartlett LLP at 212-455-3986 with any questions you may have regarding this letter.

Very truly yours,

Texas Genco Inc.

By:	/s/ Thad Miller
	Name:	Thad Miller
	Title:	Executive Vice President, Chief Legal Officer

cc:                                 Securities and Exchange Commission

H. Christopher Owings

David Mittelman

James Allegretto

Sarah Goldberg

Simpson Thacher & Bartlett LLP

Joshua Ford Bonnie